ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 BakerBotts.com	ABU DHABI AUSTIN BEIJING BRUSSELS DALLAS DUBAI HONG KONG	HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON

September 21, 2012

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall
Mr. Kevin Dougherty
Ms. Lily Dang
Mr. Karl Hiller

Re:	Delek Logistics Partners, LP
Registration Statement on Form S-1
Filed on July 12, 2012
File No. 333-182631

Dear Mr. Schwall:

At the request of our client, Delek Logistics Partners, LP (the “Partnership”), we are responding on behalf of the Partnership to your letter dated August 10, 2012 to Mr. Ezra Uzi Yemin regarding the Partnership’s Registration Statement on Form S-1 (File No. 333-182631) (the “Initial Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on July 12, 2012. Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of the Partnership is Amendment No. 1 (“Amendment No. 1”) amending the Initial Registration Statement. Amendment No. 1 is marked to show changes from the Initial Registration Statement. The Initial Registration Statement, as amended by Amendment No. 1 and all future amendments, is referred to herein as the “Registration Statement.” The information and undertakings provided below have been furnished by the Partnership. In addition, the Partnership has made certain representations in Annex A hereto.

The Partnership’s responses below are preceded with the Staff’s comments for ease of reference. Page references in the Partnership’s responses correspond to the page numbers in Amendment No. 1.

Form S-1

General

1.

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance

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upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Partnership has not provided, nor has it authorized anyone to provide on its behalf, written materials to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act. The underwriters that are participating in the Partnership’s initial public offering have confirmed to the Partnership that they have not published or distributed any research reports about the Partnership in reliance upon Section 2(a)(3) of the Securities Act.

Prospectus Summary, page 1

Overview, page 1

2.	Given that you are being formed by assets being contributed by Delek, clarify the statement in the third paragraph that you intend “expand your business by acquiring logistics and marketing assets from Delek.”

The Partnership has revised the Registration Statement in response to the Staff’s comment. Please see pages 1 and 122.

Assets and Operations, page 2

Pipelines and Transportation Segment, page 2

3.	Please clarify that while your East Texas Crude Logistics System currently transports substantially all the crude oil delivered to Delek’s 60,000 bpd Tyler, Texas refinery, that Delek has signed a 10-year agreement with third parties to transport a substantial majority of the Tyler refinery’s crude oil requirements, and that you expect this third party pipeline to begin supplying the Tyler refinery in the first half of 2013.

The Partnership has revised the Registration Statement in response to the Staff’s comment. Please see pages 2 and 123.

Our Relationship with Delek, page 4

4.	Please explain or revise your statement that neither your general partner nor Delek will receive any management fee or other compensation in connection with your general partner’s management of your business, as you disclose that you will pay an annual fee to Delek for centralized corporate services, in addition to reimbursing Delek for direct or allocated costs and expenses incurred by Delek on your behalf.

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The Partnership has revised the Registration Statement in response to the Staff’s comment. Please see pages 6 and 160.

5.	We note your disclosure of the revenues and total assets of Delek and Delek Group. Please consider disclosing other financial measurements of Delek and Delek Group for the year ended December 31, 2011 and the three months ended March 31, 2012, such as operating income (loss) or net earnings (loss).

The Partnership included the revenues and total assets of Delek and Delek Group in the Registration Statement to provide potential investors in the Partnership information concerning the relative size of Delek and Delek’s controlling stockholder given Delek’s significant interest in the Partnership. The Partnership also considered including other financial measurements of Delek and Delek Group, such as operating income (loss) and net earnings (loss). The Partnership concluded, however, that presenting such financial measures may suggest to investors that the Partnership would achieve profit margins similar to Delek and Delek Group. The Partnership therefore determined not to include such other financial measures in the Registration Statement.

Formation Transactions and Partnership Structure, page 8

6.	Please clarify if correct, that the common units and subordinated units to be issued to Delek are for consideration of the contribution of assets. If that is correct, please revise your references to issuing additional units to Delek for no “additional consideration” if the underwriters do not exercise their overallotment option.

The Partnership has revised the Registration Statement in response to the Staff’s comment. Please see pages 9, 13 and 62.

7.	We note that any common units issued pursuant to the underwriters’ over-allotment option will not increase the total number of common units outstanding after this offering, but rather it appears that you will use the net proceeds from any exercise of the underwriters’ overallotment to reduce the common units as issued to Delek by an equivalent number of common units, with the net proceeds being paid to Delek. As such, please provide us with an analysis as to whether Delek is an underwriter with respect to this offering, in particular with respect to any units issued pursuant to the underwriters’ overallotment, and should be named as such in your filing.

The Partnership has revised the Registration Statement in response to the Staff’s comment. Please see page 224.

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Our Cash Distribution Policy and Restrictions on Distributions, page 64

Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2013, page 71

8.	We note that you have provided projected information for the twelve months ending September 30, 2013. As you intend to make quarterly distributions, please demonstrate your ability to make payments on a quarterly basis.

The Partnership acknowledges the Staff’s comment and has included the forecast of cash available for distribution for the twelve months ending September 30, 2013, as well as the significant assumptions relating to the forecast. In addition, the Partnership has presented the forecast periods on a quarterly basis. Please see pages 69 to 82.

9.	In footnote 1, you explain that general and administrative expenses include approximately $2.0 million of estimated annual incremental expenses that you expect to incur as a result of being a publicly traded partnership. Please explain if you will also include the $2.7 million annual service fee to be paid to Delek for performing certain centralized corporate services, and also your estimate of the costs to reimburse Delek for direct or allocated costs and expenses incurred on your behalf, including administrative costs, such as compensation expenses, and insurance expenses. If not included as general and administrative expenses, please explain where these expenses will be included in your estimated cash available for distributions.

The Partnership confirms that it has included in its estimate of general and administrative expenses, in addition to the $2.0 million of estimated annual incremental expenses that you expect to incur as a result of being a publicly traded partnership, the $2.7 million annual service fee to be paid to Delek for performing certain centralized corporate services and the estimated costs to reimburse Delek for direct or allocated costs and expenses incurred on the Partnership’s behalf, including administrative costs, such as compensation expenses, and insurance expenses. Please see page 81.

Assumptions and Considerations, page 72

10.	Please disclose the material assumptions and considerations. We note that presently, there is no disclosure under this header.

The Partnership has revised the Registration Statement in response to the Staff’s comment. Please see pages 74 to 82.

11.

Please explain if in your estimated cash available for distributions, you have factored in the reduction in revenue from your East Texas Crude Logistics System beginning in the first half of 2013, when third parties will begin transporting a substantial majority of the Tyler refinery’s crude oil requirements, causing your

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crude oil volumes transported to decrease from approximately 55,000 bpd to below 10,000 bpd.

The Partnership acknowledges the Staff’s comment and confirms that its estimated cash available for distributions factors in the reduction in revenue from its East Texas Crude Logistics System beginning in the first half of 2013 when third parties are expected to begin transporting a substantial majority of the Tyler refinery’s crude oil requirements. Beginning in the first half of 2013, estimated cash available for distribution assumes that Delek will only meet its minimum throughput commitment or make shortfall payments pursuant to the its agreement with the Partnership. Please see page 75.

Management’s discussion and analysis of financial condition and results of operations, page 92

How we generate revenue, page 92

East Texas Crude Logistics System, page 94

12.	You disclose that beginning in the first half of 2013, the revenues derived pursuant to the Tyler refinery transportation and storage agreement will decrease to $8.1 million annually, which constitutes the minimum fees payable under the agreement. Please explain this figure, in light of your disclosure in your risk factor on page 26 that for so long as Delek is required to pay the associated minimum volume commitment under its agreement, Delek will pay an amount equal to the fee it would pay to throughput 35,000 bpd, or approximately $5.1 million annually.

Under the Partnership’s commercial agreement with Delek, Delek will pay the Partnership a fixed storage fee of $250,000 per month, or $3.0 million annually. The storage fee is in addition to the throughput fee that Delek will be required to pay to throughput 35,000 bpd, or approximately $5.1 million annually. The Partnership has revised its disclosure to clarify that the $8.1 million fee represents both the storage fee and the throughput fee. Please see pages 26, 104 and 137.

Other Factors that will significantly affect your results, page 98

Third-party business, page 99

13.

In a risk factor on page 29, you disclose that your ability to obtain third-party customers on your East Texas Crude Logistics System will be dependent on your ability make connections to third-party facilities and pipelines. If you are unable to do so, or if Delek prohibits you from doing so, the throughput volumes on your East Texas Crude Logistics System will be limited to the demand from the Tyler Refinery not satisfied by third-parties. Considering that Delek has signed a 10 year agreement with third-parties to supply the substantial majority of the crude

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oil requirements for the Tyler refinery, please explain your plan, if any, to increase throughput volumes on this system.

The Partnership has no current plans on its East Texas Crude Logistics System to make connections to third-party facilities or pipelines. The Partnership has revised the Registration Statement to include disclosure to this effect. Please see page 30.

Management, page 140

Management of Delek Logistics Partners, LP, page 140

14.	We note your disclosure that all of your general partner’s initial executive officers will be employees of Delek and will devote such portions of their productive time to your business as is required to manage and conduct your operations. For each executive officer of your general partner, please disclose a reasonable estimate of the amount of time that you anticipate he will devote to your business.

The Partnership has revised the Registration Statement in response to the Staff’s comment. Please see pages 154 to 155.

Duties of the General Partner, page 168

15.	Revise to clarify which standards apply, insofar as the current presentation “State-law fiduciary duty standards”… “Partnership agreement standards…” and “Rights and remedies…” does not provide for an easy comparison between the default state law standards and how your partnership agreement differs. Also precisely identify any referenced standards, rights, or remedies which are inapplicable. Please consider a tabular presentation to facilitate clarity.

The Partnership has revised the Registration Statement in response to the Staff’s comment. Please see pages 184 to 186.

Underwriting, page 204

16.	Please clarify what constitute the “certain limited exceptions” to the lock-up agreements. Please also file these agreements.

The Partnership has revised the Registration Statement in response to the Staff’s comment. Please see page 224. In addition, the Partnership will file the form of underwriting agreement, which includes the form of lock-up agreement, as Exhibit 1.1 to the Registration Statement.

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Pro Forma Financial Statements, page F-2

General

17.	We note that you have omitted various details pertaining to common and subordinated units and expect that you will be updating your historical and pro forma financial statements to comply with Rule 3-12 of Regulation S-X. We will continue our review of your presentation once it is complete.

The Partnership acknowledges the Staff’s comment and has updated the Registration Statement to comply with Rule 3-12 of Regulation S-X. In addition, the Partnership will provide details pertaining to common and subordinated units prior to requesting effectiveness.

18.	We see that you show pro forma adjustments in a single column for your financing transactions (a through g, and k), retained operations (h, i, j, n and s), operations of businesses acquired prior to acquisition (l, m and r), and contractual and structural changes in revenues and costs, which appear to include the effects of the commercial agreements described in Note 4 on page F-9 (o, p, and q). Please modify your presentation to segregate these various adjustments in separate columns and to include corresponding organization in the notes. Also add disclosure in Note 4 to clarify how revenues and costs under the commercial agreements compare to historical results and market rates.

The Partnership has revised the Registration Statement in response to the Staff’s comment. Please see pages F-3 to F-10.

19.	We note your disclosure in Note 2(f) on page F-7 concerning your plan to distribute $31 million to Delek with proceeds from the offering. Please expand your disclosure to clarify how you have applied the guidance in SAB Topic 1:B.3 in computing the pro forma net income per unit measures presented on pages F-4 and F-5, and in the disclosure in Note 3 on page F-8, for the number of units whose proceeds would be necessary to pay that portion of the dividend that exceeds current year’s earnings.

The Partnership has revised the Registration Statement in response to the Staff’s comment. Please see page F-9.

Exhibits

20.	Please file all agreements required to be filed by Item 601 of Regulation S-K as soon as possible. Once they are filed, we may have further comment.

The Partnership acknowledges the Staff’s comment and will file all required exhibits in a timely manner.

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Undertakings, page II-2

21.	Please explain why you have provided the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

The Partnership acknowledges the Staff’s comment and has removed the undertaking. Please see page II-3.

* * * * *

If you have any further comments, or if you require additional information, please do not hesitate to contact the undersigned at 713.229.1734 or A.J. Ericksen of this office at 713.229.1393. Thank you for your attention to the matter.

Very truly yours, BAKER BOTTS L.L.P.

By:	/s/ Gerald M. Spedale
Gerald M. Spedale

Annex A

[Letterhead of Delek Logistics Partners, LP]

September 21, 2012

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall
Mr. Kevin Dougherty

Re:	Delek Logistics Partners, LP
Registration Statement on Form S-1
Filed on July 12, 2012
File No. 333-182631

Dear Mr. Schwall:

Delek Logistics Partners, LP (the “Partnership”) hereby acknowledges in connection with its responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance contained in your letter dated August 10, 2012 that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegating authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Delek Logistics Partners, LP

BY:	Delek Logistics GP, LLC its general partner

By:	/s/ Mark B. Cox
Mark B. Cox Executive Vice President and Chief Financial Officer